                                                                   EXHIBIT 99.1

BOTTLING GROUP, LLC
CONSOLIDATED STATEMENTS OF OPERATIONS
in millions

FISCAL YEARS ENDED DECEMBER 28, 2002, DECEMBER 29, 2001 AND DECEMBER 30, 2000

                                               2002        2001        2000
                                               ----        ----        ----
NET REVENUES...............................  $9,216      $8,443      $7,982
Cost of sales..............................   5,001       4,580       4,405
                                              -----       -----       -----
GROSS PROFIT...............................   4,215       3,863       3,577

Selling, delivery and administrative
  expenses.................................   3,318       3,185       2,986
                                              -----       -----       -----
OPERATING INCOME...........................     897         678         591

Interest expense...........................     131         132         136
Interest income............................      33          54          47
Other non-operating expenses, net..........       7          --           1
Minority interest..........................       9          14           8
                                              -----       -----       -----
INCOME BEFORE INCOME TAXES.................     783         586         493
Income tax expense before rate change......      49          24          22
Income tax rate change benefit.............      --         (25)         --
                                              -----       -----       -----
NET INCOME.................................    $734        $587       $ 471
                                               ====        ====       =====


See accompanying notes to Consolidated Financial Statements.

BOTTLING GROUP, LLC
CONSOLIDATED STATEMENTS OF CASH FLOWS

in millions
FISCAL YEARS ENDED DECEMBER 28, 2002, DECEMBER 29, 2001 AND DECEMBER 30, 2000

                                                                                   2002         2001         2000
                                                                                -------      -------      -------
CASH FLOWS -- OPERATIONS

Net income ................................................................     $   734      $   587      $   471
Adjustments to reconcile net income to net cash provided by operations:
   Depreciation ...........................................................         443          379          340
   Amortization ...........................................................           8          135          131
   Other non-cash charges and credits, net ................................         140          146          145
   Changes in operating working capital, excluding effects of acquisitions:
      Accounts receivable .................................................         (19)         (28)           8
      Inventories .........................................................          13          (50)          11
      Prepaid expenses and other current assets ...........................          27          (29)        (102)
      Accounts payable and other current liabilities ......................         (36)          56           22
                                                                                -------      -------      -------
        Net change in operating working capital ...........................         (15)         (51)         (61)
                                                                                -------      -------      -------
   Pension contributions ..................................................        (151)         (86)         (26)
   Other, net .............................................................         (52)         (37)         (26)
                                                                                -------      -------      -------
NET CASH PROVIDED BY OPERATIONS ...........................................       1,107        1,073          974
                                                                                -------      -------      -------
CASH FLOWS -- INVESTMENTS
Capital expenditures ......................................................        (623)        (593)        (515)
Acquisitions of bottlers ..................................................        (921)         (52)         (26)
Sales of property, plant and equipment ....................................           6            6            9
Notes receivable from PBG..................................................        (117)        (310)        (268)
Investment in debt defeasance trust .......................................        (181)          --           --
                                                                                -------      -------      -------
NET CASH USED FOR INVESTMENTS .............................................      (1,836)        (949)        (800)
                                                                                -------      -------      -------
CASH FLOWS -- FINANCING
Short-term borrowings, net -- three months or less ........................         (78)          50           12
Proceeds from issuances of long-term debt .................................       1,031           --           --
Payments of long-term debt ................................................        (120)          --           (9)
Distributions to owners ...................................................        (156)        (223)         (45)
                                                                                -------      -------      -------
NET CASH PROVIDED BY (USED FOR) FINANCING .................................         677         (173)         (42)
                                                                                -------      -------      -------
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS ..............          (8)          (7)          (4)
                                                                                -------      -------      -------
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS ......................         (60)         (56)         128
CASH AND CASH EQUIVALENTS -- BEGINNING OF YEAR ............................         262          318          190
                                                                                -------      -------      -------
CASH AND CASH EQUIVALENTS -- END OF YEAR ..................................     $   202      $   262      $   318
                                                                                =======      =======      =======


See accompanying notes to Consolidated Financial Statements.

BOTTLING GROUP, LLC
CONSOLIDATED BALANCE SHEETS

in millions
DECEMBER 28, 2002 AND DECEMBER 29, 2001

                                                                                                    2002         2001
                                                                                                 -------      --------
ASSETS

CURRENT ASSETS

Cash and cash equivalents .................................................................     $    202      $    262
Accounts receivable, less allowance of $67 in 2002 and $42 in 2001 ........................          922           823
Inventories ...............................................................................          378           331
Prepaid expenses and other current assets .................................................          161           115
                                                                                                --------      --------
   TOTAL CURRENT ASSETS ...................................................................        1,663         1,531

Property, plant and equipment, net ........................................................        3,308         2,543
Intangible assets, net ....................................................................        4,687         3,684
Notes receivable from PBG..................................................................          954           837
Investment in debt defeasance trust .......................................................          170            --
Other assets ..............................................................................          125            82
                                                                                                --------      --------
   TOTAL ASSETS ...........................................................................     $ 10,907      $  8,677
                                                                                                ========      ========
LIABILITIES AND OWNERS' EQUITY

CURRENT LIABILITIES

Accounts payable and other current liabilities ............................................     $  1,138      $    977
Short-term borrowings .....................................................................           67            77
                                                                                                --------      --------
   TOTAL CURRENT LIABILITIES ..............................................................        1,205         1,054

Long-term debt ............................................................................        3,535         2,299
Other liabilities .........................................................................          621           406
Deferred income taxes .....................................................................          360           168
Minority interest .........................................................................           --           154
                                                                                                --------      --------
   TOTAL LIABILITIES ......................................................................        5,721         4,081

OWNERS' EQUITY

Owners' net investment ....................................................................        5,782         5,012
Accumulated other comprehensive loss ......................................................         (596)         (416)
                                                                                                --------      --------
   TOTAL OWNERS' EQUITY ...................................................................        5,186         4,596
                                                                                                --------      --------
      TOTAL LIABILITIES AND OWNERS' EQUITY ................................................     $ 10,907      $  8,677
                                                                                                ========      ========


     See accompanying notes to Consolidated Financial Statements.

BOTTLING GROUP, LLC
CONSOLIDATED STATEMENTS OF CHANGES IN OWNERS' EQUITY

in millions
FISCAL YEARS ENDED DECEMBER 28, 2002, DECEMBER 29, 2001 AND DECEMBER 30, 2000

                                                            ACCUMULATED
                                                OWNERS'        OTHER
                                                  NET      COMPREHENSIVE            COMPREHENSIVE
                                              INVESTMENT        LOSS        TOTAL    INCOME/(LOSS)
                                              ----------        ----        -----    -------------
BALANCE AT DECEMBER 25, 1999 .............     $ 4,150      $  (222)     $ 3,928
   Comprehensive income:
      Net income .........................         471           --          471       $   471
      Currency translation adjustment.....          --          (31)         (31)          (31)
                                                                                       -------
   Total comprehensive income ............                                             $   440
                                                                                       =======
   Cash distributions to owners ..........         (45)          --          (45)
   Non-cash distribution to owner ........          (2)          --           (2)
                                                ------         -----      ------
BALANCE AT DECEMBER 30, 2000 .............       4,574         (253)       4,321
   Comprehensive income:
      Net income .........................         587           --          587      $   587
      Currency translation adjustment ....          --          (48)         (48)         (48)
      Minimum pension liability adjustment          --          (96)         (96)         (96)
      Cash flow hedge adjustment .........          --          (19)         (19)         (19)
                                                                                      -------
   Total comprehensive income ............                                            $   424
                                                                                       =======
   Cash distributions to owners ..........        (223)          --         (223)
   Non-cash contribution from owner ......          74           --           74
                                                ------        -----       ------
BALANCE AT DECEMBER 29, 2001 .............       5,012         (416)       4,596
   Comprehensive income:
      Net income .........................         734           --          734      $   734
      Currency translation adjustment ....          --           25           25           25
      Minimum pension liability adjustment          --         (216)        (216)        (216)
      Cash flow hedge adjustment .........          --           11           11           11
                                                                                       -------
   Total comprehensive income ............                                            $   554
                                                                                      =======
   Non-cash contribution from owner ......         192           --          192
   Cash distributions to owners ..........        (156)          --         (156)
                                                ------        -----       ------
BALANCE AT DECEMBER 28, 2002..............      $5,782        $(596)      $5,186
                                                ======        =====       ======

  See accompanying notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Tabular dollars in millions

NOTE 1 -- BASIS OF PRESENTATION

         Bottling Group, LLC (collectively referred to as "Bottling LLC," "we," "our" and "us") is the principal operating subsidiary of The Pepsi Bottling Group, Inc. ("PBG") and consists of substantially all of the operations and assets of PBG. Bottling LLC, which is consolidated by PBG, consists of bottling operations located in the United States, Canada, Spain, Greece, Russia, Turkey and, as a result of our recent acquisition, Mexico.

         In conjunction with PBG's initial public offering and other subsequent transactions, PBG and PepsiCo contributed bottling businesses and assets used in the bottling businesses to Bottling LLC. As a result of the contribution of these assets, PBG owns 93.2% of Bottling LLC and PepsiCo owns the remaining 6.8% as of December 28, 2002.

         Certain reclassifications were made in our Consolidated Financial Statements to 2001 and 2000 amounts to conform to the 2002 presentation.

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires us to make estimates and assumptions that affect reported amounts of assets, liabilities, revenues, expenses and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

         BASIS OF CONSOLIDATION - The accounts of all of our wholly and majority-owned subsidiaries are included in the accompanying Consolidated Financial Statements. We have eliminated intercompany accounts and transactions in consolidation.

         FISCAL YEAR - Our fiscal year ends on the last Saturday in December and, as a result, a 53rd week is added every five or six years. Fiscal years 2002 and 2001 consisted of 52 weeks while fiscal year 2000 consisted of 53 weeks.

         REVENUE RECOGNITION - We recognize revenue when our products are delivered to customers. Sales terms do not allow a right of return unless product freshness dating has expired.

         SALES INCENTIVES - We offer certain sales incentives to our customers, which are accounted for as a reduction in our net revenues when incurred. A number of these arrangements are based upon annual and quarterly targets that generally do not exceed one year. Based upon forecasted volume and other performance criteria, net revenues in our Consolidated Statements of Operations are reduced by the expected amounts to be paid out to our customers.

         ADVERTISING AND MARKETING COSTS - We are involved in a variety of programs to promote our products. We include advertising and marketing costs in selling, delivery and administrative expenses and expense such costs in the fiscal year incurred. Advertising and marketing costs were $441 million, $389 million and $350 million in 2002, 2001 and 2000, respectively, before bottler incentives received from PepsiCo and other brand owners.

         BOTTLER INCENTIVES - PepsiCo and other brand owners, at their sole discretion, provide us with various forms of bottler incentives. These incentives cover a variety of initiatives, including direct marketplace support, capital equipment funding and advertising support. Based on the objective of the programs and initiatives, we record bottler incentives as an adjustment to net revenues or as a reduction of selling, delivery and administrative expenses. Direct marketplace support represents PepsiCo's and other brand owners' funding to assist us in offering sales and promotional discounts to retailers and is recorded as an adjustment to net revenues. Capital equipment funding is designed to help offset the costs of purchasing and installing marketing equipment, such as vending machines and glass door coolers at customer locations and is recorded as a reduction of selling, delivery and administrative expenses. Advertising support represents the cost of media time, promotional materials, and other advertising and marketing costs that are funded by PepsiCo and other brand owners and is recorded as a reduction to advertising and marketing expenses within selling, delivery and administrative expenses. In addition, PepsiCo and other brand owners may share certain media costs with us due to our joint objective of promoting their brands. There are no conditions or other requirements that could result in a repayment of the bottler incentives received. Total bottler incentives received, including media costs shared by PepsiCo and other brand owners were $604 million, $598 million and $566 million in 2002, 2001 and 2000, respectively. Of these amounts, we recorded $293 million in both

2002 and 2001 and $277 million in 2000, in net revenues, and the remainder as a reduction of selling, delivery and administrative expenses.

         SHIPPING AND HANDLING COSTS - We record the majority of our shipping and handling costs within selling, delivery and administrative expenses. Such costs totaled $1,116 million, $1,058 million and $977 million in 2002, 2001 and 2000, respectively.

         FOREIGN CURRENCY GAINS AND LOSSES - We translate the balance sheets of our foreign subsidiaries that do not operate in highly inflationary economies at the exchange rates in effect at the balance sheet date, while we translate the statements of operations at the average rates of exchange during the year. The resulting translation adjustments of our foreign subsidiaries are recorded directly to accumulated other comprehensive loss. Foreign currency gains and losses reflect translation gains and losses arising from the remeasurement into U.S. dollars of the net monetary assets of businesses in highly inflationary countries and transaction gains and losses. Turkey and Russia were considered highly inflationary economies for accounting purposes in 2002.

         Beginning in 2003, Russia will no longer be considered highly inflationary, and will change its functional currency from the U.S. dollar to the Russian ruble. We do not expect any material impact on our consolidated financial statements as a result of Russia's change in functional currency in 2003. Turkey is expected to remain highly inflationary for fiscal year 2003.

         PENSION AND POSTRETIREMENT BENEFIT PLANS - We sponsor pension and other postretirement plans in various forms covering substantially all employees who meet eligibility requirements. We account for our defined benefit pension plans and our postretirement benefit plans using actuarial models required by Statement of Financial Accounting Standards ("SFAS") No. 87, "Employers' Accounting for Pensions," and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions."

         The assets, liabilities and assumptions used to measure expense for any fiscal year are determined as of September 30 of the preceding year ("measurement date"). The discount rate assumption used in our pension and postretirement benefit plans' accounting is based on current interest rates for high-quality, long-term corporate debt as determined on each measurement date. The expected return on plan assets is based on our long-term historical experience, our plan asset allocation and our expectations for long-term interest rates and market performance. In evaluating our rate of return on assets for a given fiscal year, we consider a 15 to 20 year time horizon for our pension investment portfolio. In addition, we look at the return on asset assumptions used by other companies in our industry as well as other large companies. Over the past three fiscal years the composition of our plan assets was approximately 70%-75% equity investments and 25%-30% fixed income securities, which primarily consist of U.S. government and corporate bonds. Differences between actual and expected returns are generally recognized in the net periodic pension calculation over five years. To the extent the amount of all unrecognized gains and losses exceeds 10% of the larger of the benefit obligation or plan assets, such amount is amortized over the average remaining service life of active participants. The rate of future compensation increases is based upon our historical experience and management's best estimate regarding future expectations. We amortize prior service costs on a straight-line basis over the average remaining service period of employees expected to receive benefits.

         For our postretirement plans that provide medical and life insurance benefits, we review external data and our historical health care cost trends with our actuarial advisors to determine the health care cost trend rates.

         INCOME TAXES - We are a limited liability company, taxable as a partnership for U.S. tax purposes and, as such, generally will pay no U.S. federal or state income taxes. Our federal and state distributable share of income, deductions and credits will be allocated to our owners based on their percentage of ownership. However, certain domestic and foreign affiliates pay taxes in their respective jurisdictions and record related deferred income tax assets and liabilities. Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for financial reporting purposes and such amounts recognized for income tax purposes. In accordance with SFAS No. 109, "Accounting for Income Taxes," these deferred taxes are measured by applying currently enacted tax laws. With the exception of certain of our subsidiaries for which we have recorded deferred taxes in our Consolidated Financial Statements, deferred taxes associated with our U.S. operations are recorded directly by our owners.

         CASH EQUIVALENTS - Cash equivalents represent funds we have temporarily invested with original maturities not exceeding three months.

         ALLOWANCE FOR DOUBTFUL ACCOUNTS - We determine our allowance for doubtful accounts based on the evaluation of the aging of our trade receivable portfolio and a customer-by-customer analysis of our high-risk customers. Our reserves contemplate our historical loss rate on receivables, specific customer situations, and the economic environments in which we operate.

         INVENTORIES - We value our inventories at the lower of cost computed on the first-in, first-out method or net realizable value for the majority of our locations. For our recent acquisitions in Mexico and Turkey, we value inventories at the lower of cost computed on the weighted-average cost method or net realizable value.

         PROPERTY, PLANT AND EQUIPMENT - We state property, plant and equipment ("PP&E") at cost, except for PP&E that has been impaired, for which we write down the carrying amount to estimated fair market value, which then becomes the new cost basis.

         INTANGIBLE ASSETS - During 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 142, "Goodwill and Other Intangible Assets," which requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment. Effective the first day of fiscal year 2002, we no longer amortize goodwill and certain franchise rights, but evaluate them for impairment annually.

         Our identifiable intangible assets principally arise from the allocation of the purchase price of businesses acquired, and consist primarily of franchise rights. Our franchise rights are typically perpetual in duration, subject to compliance with the underlying franchise agreement. The value and life of our franchise rights are directly associated with the underlying portfolio of brands that we are entitled to make, sell and distribute under applicable franchise agreements. In considering whether franchise rights have an indefinite useful life, we consider the nature and terms of the underlying franchise agreements; our intent and ability to use the franchise rights; and the age and market position of the products within the franchise as well as the historical and projected growth of those products. We assign amounts to such identifiable intangibles based on their estimated fair values at the date of acquisition.

         In accordance with Emerging Issues Task Force ("EITF") Issue No. 02-07, "Unit of Accounting for Testing Impairment of Indefinite-Lived Intangible Assets," we evaluate our franchise rights with indefinite useful lives for impairment annually as asset groups on a country-by-country basis ("asset groups"). We measure the fair value of these asset groups utilizing discounted estimated future cash flows, including a terminal value, which assumes the franchise rights will continue in perpetuity. Our long-term terminal growth assumptions reflect our current long-term view of the marketplace. Our discount rate is based upon our weighted-average cost of capital plus an additional risk premium to reflect the risk and uncertainty inherent in separately acquiring a franchise agreement between a willing buyer and a willing seller. Each year we re-evaluate our assumptions in our discounted cash flow model to address changes in our business and marketplace conditions. Based upon our annual impairment analysis, the estimated fair values of our franchise rights with indefinite lives exceeded their carrying amounts in 2002.

         In accordance with SFAS No. 142, we evaluate goodwill on a country-by-country basis ("reporting unit") for impairment. We evaluate each reporting unit for impairment based upon a two-step approach. First, we compare the fair value of our reporting unit with its carrying value. Second, if the carrying value of our reporting unit exceeds its fair value, we compare the implied fair value of the reporting unit's goodwill to its carrying amount to measure the amount of impairment loss. In measuring the implied fair value of goodwill, we would allocate the fair value of the reporting unit to each of its assets and liabilities (including any unrecognized intangible assets). Any excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill.

         We measure the fair value of a reporting unit as the discounted estimated future cash flows, including a terminal value, which assumes the business continues in perpetuity, less its respective minority interest and net debt (net of cash and cash equivalents). Our long-term terminal growth assumptions reflect our current long-term view of the marketplace. Our discount rate is based upon our weighted-average cost of capital. Each year we re-evaluate our assumptions in our discounted cash flow model to address changes in our business and marketplace conditions. Based upon our annual impairment analysis in the fourth quarter of 2002, the estimated fair value of our reporting units exceeded their carrying value and as result, we did not proceed to the second step of the impairment test.

         Other identifiable intangible assets that are subject to amortization are amortized straight-line over the period in which we expect to receive economic benefit and are reviewed for impairment when facts and circumstances indicate that the carrying value of the asset may not be recoverable. Determining the expected life of these intangible assets is based on an evaluation of a number of factors, including the competitive environment, market share and brand history. If the carrying value is not recoverable, impairment is measured as the amount by which the carrying value exceeds its estimated fair value. Fair value is generally estimated based on either appraised value or other valuation techniques.

         INVESTMENT IN DEBT DEFEASANCE TRUST - We have purchased $181 million in U.S. government securities and placed those securities into an irrevocable trust, for the sole purpose of funding payments of principal and interest on the $160 million of 9 3/4% senior notes maturing in March 2004, in order to defease their respective covenants. These marketable securities have maturities that coincide with the scheduled interest payments of the senior notes and ultimate payment of principal. We have categorized these marketable securities as held-to-maturity as we have the positive intent and ability to hold these securities to maturity. Held-to-maturity securities are carried at amortized cost. The total amortized cost for these held-to-maturity securities at December 28, 2002, was $182 million. The current portion of these held-to-maturity securities is recorded in prepaid expenses and other current assets in the amount of $12 million, and the remaining long-term portion of $170 million is recorded in investment in debt defeasance trust in our Consolidated Balance Sheets.

         MINORITY INTEREST - Prior to 2002, PBG had a direct minority ownership in one of our subsidiaries. PBG's share of combined income or loss and assets and liabilities in the subsidiary is accounted for as minority interest. During 2002, PBG made a capital contribution to us of its ownership in our subsidiary. As a result, PBG's minority interest was reduced to zero.

         FINANCIAL INSTRUMENTS AND RISK MANAGEMENT - We use derivative instruments to hedge against the risk associated with the price of commodities purchased and used in our business, interest rates on outstanding debt and in 2002, certain currency exposures relating to our acquisition of Pepsi-Gemex, S.A. de C.V. ("Gemex"), a company we acquired in November 2002. Our use of derivative instruments is limited to interest rate swaps, forward contracts, futures and options on futures contracts. Our corporate policy prohibits the use of derivative instruments for trading or speculative purposes, and we have procedures in place to monitor and control their use.

         All derivative instruments are recorded at fair value as either assets or liabilities in our Consolidated Balance Sheets. Derivative instruments are generally designated and accounted for as either a hedge of a recognized asset or liability ("fair value hedge") or a hedge of a forecasted transaction ("cash flow hedge").

         For a fair value hedge, both the effective and ineffective portions of the change in fair value of the derivative instrument, along with an adjustment to the carrying amount of the hedged item for fair value changes attributable to the hedged risk, are recognized in earnings. For derivative instruments that hedge interest rate risk, the fair value adjustments are recorded to interest expense in the Consolidated Statements of Operations.

         For a cash flow hedge, the effective portion of changes in the fair value of the derivative instrument that are highly effective are deferred in accumulated other comprehensive loss until the underlying hedged item is recognized in earnings. The applicable gain or loss is recognized in earnings immediately and is recorded consistent with the expense classification of the underlying hedged item.

         The ineffective portion of fair value changes on qualifying cash flow hedges is recognized in earnings immediately and is recorded consistent with the expense classification of the underlying hedged item. If a fair value or cash flow hedge were to cease to qualify for hedge accounting or be terminated, it would continue to be carried on the balance sheet at fair value until settled, but hedge accounting would be discontinued prospectively. If a forecasted transaction were no longer probable of occurring, amounts previously deferred in accumulated other comprehensive loss would be recognized immediately in earnings.

         On occasion, we enter into derivative instruments that do not qualify for hedge accounting. These instruments are reflected in the Consolidated Balance Sheets at fair value with changes in fair value recognized in earnings.

         We also may enter into certain derivative instruments for which hedge accounting is not required because it is entered into to offset changes in the fair value of an underlying transaction recognized in earnings ("natural hedge"). These instruments are reflected in the Consolidated Balance Sheets at fair value with changes in fair value recognized in earnings.

         STOCK-BASED EMPLOYEE COMPENSATION - We measure PBG stock-based compensation expense using the intrinsic value method in accordance with Accounting Principles Board ("APB") Opinion 25, "Accounting for Stock Issued to Employees," and its related interpretations. Accordingly, compensation expense for PBG stock option grants to our employees is measured as the excess of the quoted market price of PBG's common stock at the grant date over the amount the employee must pay for the stock. Our policy is to grant PBG stock options at fair value on the date of grant. As allowed by SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure", we have elected to continue to apply the intrinsic value-based method of accounting described above, and have adopted the disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation." If we had measured compensation cost for the stock options granted to our employees under the fair value based method prescribed by SFAS No. 123, net income would have been changed to the pro forma amounts set forth below:

                                                   2002        2001        2000
                                                   ----        ----        ----
Net Income

Reported........................................  $ 734       $ 587       $ 471
Less: Total stock-based employee compensation
  expense determined under fair value based
  method for all awards, net of taxes...........    (70)        (64)        (46)
                                                   ----        ----        ----
Pro forma.......................................   $664        $523        $425
                                                   ====        ====        ====

         Pro forma compensation cost measured for stock options granted to employees is amortized straight-line over the vesting period, which is typically three years.

         COMMITMENTS AND CONTINGENCIES - We are subject to various claims and contingencies related to lawsuits, taxes, environmental and other matters arising out of the normal course of business. Liabilities related to commitments and contingencies are recognized when a loss is probable and reasonably estimable.

         NEW ACCOUNTING STANDARDS - During 2001, the FASB issued SFAS No. 141, "Business Combinations," which requires that the purchase method of accounting be used for all business combinations initiated or completed after June 30, 2001, and SFAS No. 142, "Goodwill and Other Intangible Assets," which requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment. Effective the first day of fiscal year 2002 we no longer amortize goodwill and certain franchise rights, but evaluate them for impairment annually. We have completed our annual impairment review and have determined that our goodwill and indefinite-lived intangible assets are not impaired. The following table provides pro forma disclosure of the elimination of goodwill and certain franchise rights amortization in 2001 and 2000, as if SFAS No. 142 had been adopted in 2000:

                                                 2002         2001          2000
                                                 ----         ----          ----
Reported net income...........................    734        $ 587         $ 471
  Add back: Goodwill amortization.............     --           35            37
  Add back: Franchise rights amortization.....     --           88            86
                                                 ----        -----         -----
Adjusted net income...........................   $734        $ 710         $ 594
                                                 ====        =====         =====

         During 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It requires that we recognize the fair value of a liability for an asset retirement obligation in the period in which it is incurred if a reasonable estimate of fair value can be made. SFAS No. 143 is effective for fiscal year 2003. We do not anticipate that the adoption of SFAS No. 143 will have a material impact on our Consolidated Financial Statements.

         During 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 establishes a single accounting model for the impairment of long-lived assets and broadens the presentation of discontinued operations to include more disposal transactions. We adopted SFAS No. 144 at the beginning of fiscal year 2002. The adoption of SFAS No. 144 did not have a material impact on our Consolidated Financial Statements.

         During 2001, the EITF issued EITF Issue No. 01-09, "Accounting for Consideration Given by a Vendor to a Customer or Reseller of the Vendor's Products," which addresses the recognition of income statement and classification of various sales incentives. We adopted EITF Issue No. 01-09 at the beginning of fiscal 2002 and it did not have a material impact on our Consolidated Financial Statements.

         During 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with the Exit or Disposal Activities." SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002. We do not anticipate that the adoption of SFAS No. 146 will have a material impact on our Consolidated Financial Statements.

     During 2002 the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure," which amends SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this statement requires SFAS No. 123 disclosure requirements in both annual and interim financial statements. We will continue to measure stock-based compensation expense in accordance with APB Opinion 25, "Accounting for Stock Issued to Employees," and its related interpretations, and therefore we do not anticipate that the adoption of SFAS No. 148 will have a material impact on our Consolidated Financial Statements.

     During 2002, the EITF addressed various issues related to the income statement classification of certain payments received by a customer from a vendor. In November 2002, the EITF reached a consensus on Issue No. 02-16, "Accounting by a Reseller for Cash Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)," addressing the recognition and income statement classification of various consideration given by a vendor to a customer. Among its requirements, the consensus requires that certain cash consideration received by a customer from a vendor is presumed to be a reduction of the price of the vendor's products, and therefore should be characterized as a reduction of cost of sales when recognized in the customer's income statement, unless certain criteria are met. EITF Issue No. 02-16 will be effective beginning in our fiscal year 2003. We currently classify bottler incentives received from PepsiCo and other brand owners as adjustments to net revenues and selling, delivery and administrative expenses. In accordance with EITF Issue No. 02-16, we will classify certain bottler incentives as a reduction of cost of sales beginning in 2003. We are currently assessing the transitional guidance released by the EITF to determine the net impact to our Consolidated Financial Statements.

NOTE 3 -- INVENTORIES

                                                       2002              2001
                                                     --------          --------
Raw materials and supplies .................         $    162          $    117
Finished goods .............................              216               214
                                                     --------          --------
                                                     $    378          $    331
                                                     ========          ========

NOTE 4 -- PROPERTY, PLANT AND EQUIPMENT, NET

                                                       2002              2001
                                                     --------          --------
Land .......................................         $    228          $    145
Buildings and improvements .................            1,126               925
Manufacturing and distribution equipment ...            2,768             2,308
Marketing equipment ........................            2,008             1,846
Other ......................................              154               121
                                                     --------          --------
                                                        6,284             5,345
Accumulated depreciation ...................           (2,976)           (2,802)
                                                     --------          --------
                                                     $  3,308          $  2,543
                                                     ========          ========

We calculate depreciation on a straight-line basis over the estimated lives of the assets as follows:

Buildings and improvements ........            20-33 years
Manufacturing equipment ...........            15 years
Distribution equipment ............            2-10 years
Marketing equipment ...............            3-7 years

NOTE 5 -- INTANGIBLE ASSETS, NET

                                                    2002                 2001
                                                 ----------           ----------
Intangibles subject to amortization:
Gross carrying amount:
  Franchise rights .......................       $       20          $       12
  Other identifiable intangibles .........               24                  39
                                                 ----------          ----------
                                                         44                  51
                                                 ----------          ----------
Accumulated amortization:
  Franchise rights .......................               (6)                 (2)
  Other identifiable intangibles .........               (9)                (25)
                                                 ----------          ----------
                                                        (15)                (27)
                                                 ----------          ----------
Intangibles subject to amortization (less
  accumulated amortization)...............               29                  24
                                                 ----------          ----------

Intangibles not subject to amortization:
Carrying amount:
  Franchise rights .......................            3,424               2,577
  Goodwill ...............................            1,192               1,046
  Other identifiable intangibles .........               42                  37
                                                 ----------          ----------
Intangibles not subject to amortization ..            4,658               3,660
                                                 ----------          ----------

Total Intangible Assets (less accumulated
  amortization) ..........................       $    4,687          $    3,684
                                                 ==========          ==========

     For intangible assets subject to amortization, we calculate amortization on a straight-line basis over the period we expect to receive economic benefit. Total amortization expense was $8 million, $135 million and $131 million in 2002, 2001 and 2000, respectively. The weighted-average amortization period for each class of intangible assets and their estimated aggregate amortization expense expected to be recognized over the next five years are as follows:

                                     Weighted-Average
                                    Amortization Period      Estimated Aggregate Amortization Expense to be Incurred
                                    -------------------      -------------------------------------------------------
                                                              2003         2004       2005         2006         2007
                                                              ----         ----       ----         ----         ----
Franchise rights ...................     5  years              $4           $4         $4           $2           $-
Other identifiable intangibles......     7  years              $4           $4         $3           $2           $1

Through our various current and prior year acquisitions we accumulated $146 million of goodwill during 2002.

NOTE 6 -- ACCOUNTS PAYABLE AND OTHER CURRENT LIABILITIES

                                                    2002                 2001
                                                 ----------           ----------
Accounts payable ...................             $      394           $      362
Trade incentives ...................                    210                  205
Accrued compensation and benefits...                    181                  141
Other accrued taxes ................                     57                   30
Other current liabilities ..........                    296                  239
                                                 ----------           ----------
                                                 $    1,138           $      977
                                                 ==========           ==========

NOTE 7 -- SHORT-TERM BORROWINGS AND LONG-TERM DEBT

                                                                                   2002                     2001
                                                                                ----------               ----------
Short-term borrowings
   Current maturities of long-term debt .........................               $       16               $        3
   Other short-term borrowings ..................................                       51                       74
                                                                                ----------               ----------
                                                                                $       67               $       77
                                                                                ==========               ==========
Long-term debt
   5 5/8% senior notes due 2009 .................................               $    1,300               $    1,300
   5 3/8% senior notes due 2004 .................................                    1,000                    1,000
   4 5/8% senior notes due 2012 .................................                    1,000                       --
   9 3/4% senior notes due 2004 .................................                      160                       --
   Other (average rate 3.5%) ....................................                       68                       11
                                                                                ----------               ----------
                                                                                     3,528                    2,311
   Add:  SFAS No. 133 adjustment * ..............................                       23                        7
         Fair value adjustment relating to purchase accounting ..                       14                       --
   Less: Unamortized discount, net ..............................                       14                       16
         Current maturities of long-term debt ...................                       16                        3
                                                                                ----------               ----------
                                                                                $    3,535               $    2,299
                                                                                ==========               ==========

* In accordance with the requirements of SFAS No. 133, the portion of our fixed-rate debt obligations that is hedged is reflected in our Consolidated Balance Sheets as an amount equal to the sum of the debt's carrying value plus a SFAS No. 133 fair value adjustment representing changes recorded in the fair value of the hedged debt obligations attributable to movements in market interest rates.

      Maturities of long-term debt as of December 28, 2002, are 2003: $16 million, 2004: $1,164 million, 2005: $3 million, 2006: $2 million, 2007: $37 million and thereafter, $2,306 million.

      The $1.3 billion of 5 5/8% senior notes (with an effective interest rate of 5.6%) and the $1.0 billion of 5 3/8% senior notes (with an effective interest rate of 4.5%) were issued on February 9, 1999, by Bottling LLC and they are guaranteed by PepsiCo.

      The $1.0 billion of 4 5/8% senior notes (with an effective interest rate of 4.6%) was issued on November 15, 2002, by Bottling LLC and will be guaranteed by PepsiCo, in accordance with the terms set forth in the related indenture.

      Each of the senior notes mentioned above has redemption features, covenants and will, among other things, limit our ability and the ability of our restricted subsidiaries to create or assume liens, enter into sale and lease-back transactions, engage in mergers or consolidations and transfer or lease all or substantially all of our assets.

      The $160 million of 9 3/4% senior notes were issued by Gemex. These senior notes have an effective interest rate of 3.7% after a fair value adjustment of $14 million resulting from our acquisition of Gemex. In December 2002, we purchased $181 million of U.S. government securities and placed those securities into an irrevocable trust, for the sole purpose of funding payments of principal and interest on the $160 million of 9 3/4% senior notes maturing in March 2004, in order to defease its respective covenants. We estimate that the U.S. government securities will be sufficient to satisfy all future principal and interest requirements of the senior notes. See Note 2.

      We have available short-term bank credit lines of approximately $167 million and $177 million at December 28, 2002, and December 29, 2001, respectively. These lines were used to support the general operating needs of our businesses outside the United States. The weighted-average interest rate for these lines of credit outstanding at December 28, 2002, and December 29, 2001, was 8.9% and 4.3%, respectively.

      Amounts paid to third parties for interest were $126 million, $121 million and $131 million in 2002, 2001 and 2000, respectively.

NOTE 8 -- COMMITMENTS

      We have noncancellable commitments under both capital and long-term operating leases, which consist principally of buildings, office equipment and machinery. Capital and operating lease commitments expire at various dates through 2021. Most leases require payment of related executory costs, which include property taxes, maintenance and insurance.

     Our future minimum commitments under noncancellable leases are set forth below:

                                                   LEASES
                                   --------------------------------------
                                    CAPITAL                    OPERATING
                                   ----------                  ----------
             2003 ...............  $        1                  $       34
             2004 ...............           1                          25
             2005 ...............          --                          19
             2006 ...............          --                          15
             2007 ...............          --                          14
             Later years ........           3                          70
                                   ----------                  ----------
                                   $        5                  $      177
                                   ==========                  ==========

     In addition, at December 28, 2002 we have outstanding letters of credit and surety bonds valued at $29 million primarily to provide collateral for estimated self insurance claims and other insurance requirements.

     At December 28, 2002, the present value of minimum payments under capital leases was $3 million, after deducting $2 million for imputed interest. Our rental expense was $62 million, $40 million and $42 million for 2002, 2001 and 2000, respectively.

NOTE 9 -- FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

     These Consolidated Financial Statements reflect the implementation of SFAS No. 133, as amended by SFAS No. 138, on the first day of fiscal year 2001. In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for hedging activities and derivative instruments, including certain derivative instruments embedded in other contracts, which are collectively referred to as derivatives. It requires that an entity recognize all derivatives as either assets or liabilities in the consolidated balance sheet and measure those instruments at fair value. In June 2000, the FASB issued SFAS No. 138, amending the accounting and reporting standards of SFAS No. 133. Prior to the adoption of SFAS No. 133, there were no deferred gains or losses from our hedging activities recorded in our Consolidated Financial Statements. The adoption of these statements resulted in the recording of a deferred gain in our Consolidated Balance Sheets, which was recorded as an increase to current assets of $4 million and a reduction of accumulated other comprehensive loss of $4 million. Furthermore, the adoption had no impact on our Consolidated Statements of Operations.

     As of December 28, 2002, our use of derivative instruments is limited to interest rate swaps, forward contracts, futures and options on futures contracts. Our corporate policy prohibits the use of derivative instruments for trading or speculative purposes, and we have procedures in place to monitor and control their use.

     CASH FLOW HEDGES - We are subject to market risk with respect to the cost of commodities because our ability to recover increased costs through higher pricing may be limited by the competitive environment in which we operate. We use future and option contracts to hedge the risk of adverse movements in commodity prices related to anticipated purchases of aluminum and fuel used in our operations. These contracts, which generally range from one to 12 months in duration, establish our commodity purchase prices within defined ranges in an attempt to limit our purchase price risk resulting from adverse commodity price movements and are designated as and qualify for cash flow hedge accounting treatment.

     The amount of deferred losses from our commodity hedging that we recognized into cost of sales in our Consolidated Statements of Operations was $22 million in 2002 and $4 million for 2001. As a result of our commodity hedges, $16 million and $19 million of deferred losses remained in accumulated other comprehensive loss in our Consolidated Balance Sheets based on the commodity rates in effect on December 28, 2002, and December 29, 2001, respectively. Assuming no change in the commodity prices as measured on December 28, 2002, $13 million of the deferred loss will be recognized in our cost of sales over the next 12 months. The ineffective portion of the change in fair value of these contracts was not material to our results of operations in 2002 or 2001.

     On November 15, 2002, we issued a $1 billion 10 year bond with an interest rate of 4 5/8 %. In anticipation of the bond issuance, we entered into several treasury rate future contracts to hedge against adverse interest rate changes. We recognized $8 million as a deferred gain reported in accumulated other comprehensive loss resulting from these treasury rate contracts. These deferred gains are released to match the underlying interest expense on the debt. Deferred gains of $0.7 million will be recognized in interest expense over the next 12 months.

     FAIR VALUE HEDGES - We finance a portion of our operations through fixed-rate debt instruments. We converted our entire $1.0 billion 5 3/8% senior notes and $300 million of our $1.3 billion 5 5/8% senior notes to floating rate debt through the use of interest rate swaps with the objective of reducing our overall borrowing costs. These interest rate swaps meet the criteria for fair value hedge accounting and are 100% effective in eliminating the market rate risk inherent in our long-term debt. Accordingly, any gain or loss associated with these swaps are fully offset by the opposite market impact on the related debt. The change in fair value of the interest rate swaps was a gain of $16 million in 2002 and a gain of $7 million in 2001. The fair value change was recorded in interest expense in our Consolidated Statements of Operations and in prepaid expenses and other current assets in our Consolidated Balance Sheets. An offsetting adjustment was recorded in interest expense in our Consolidated Statements of Operations and in long-term debt in our Consolidated Balance Sheets representing the change in fair value of the related long-term debt.

     UNFUNDED DEFERRED COMPENSATION LIABILITY - Participating employees in our deferred compensation program can elect to defer all or a portion of their compensation to be paid out on a future date or dates. As part of the deferral process, employees select from phantom investment options that determine the earnings on the deferred compensation liability and the amount that they will ultimately receive. Employee investment elections include PBG stock and a variety of other equity and fixed income investment options. Our unfunded deferred compensation liability is subject to change in these investment elections.

     Since the plan is unfunded, employees' deferred compensation amounts are not directly invested in these investment vehicles. Instead, we track the performance of each employee's investment selections and adjust his or her deferred compensation account accordingly. The adjustments to the employees' accounts increases or decreases the deferred compensation liability reflected on our Consolidated Balance Sheets with an offsetting increase or decrease to our selling, delivery and administrative expenses.

     We use prepaid forward contracts to hedge the portion of our deferred compensation liability that is based on PBG's stock price. At December 28, 2002, we had a prepaid forward contract for 638,000 shares at an exercise price of $28.50, which was accounted for as a natural hedge. This contract requires cash settlement and has a fair value at December 28, 2002, of $16 million recorded in prepaid expenses and other current assets in our Consolidated Balance Sheets. The fair value of this contract changes based on the change in PBG's stock price compared with the contract exercise price. We recognized $1 million in gains in 2002 and $2 million in gains in 2001, resulting from the change in fair value of these prepaid forward contracts. The earnings impact from these instruments are classified as selling, delivery and administrative expenses.

     OTHER DERIVATIVES - During 2002, we entered into option contracts to mitigate certain foreign currency risks in anticipation of our acquisition of Gemex. Although these instruments did not qualify for hedge accounting, they were deemed derivatives since they contained a net settlement clause. These options expired unexercised and the cost of these options of $7 million has been recorded in other non-operating expenses, net in our Consolidated Statements of Operations.

     OTHER FINANCIAL ASSETS AND LIABILITIES - Financial assets with carrying values approximating fair value include cash and cash equivalents and accounts receivable. Financial liabilities with carrying values approximating fair value include accounts payable and other accrued liabilities and short-term debt. The carrying value of these financial assets and liabilities approximates fair value due to the short maturities and since interest rates approximate current market rates for short-term debt.

     Long-term debt at December 28, 2002, had a carrying value and fair value of $3.5 billion and $3.7 billion, respectively, and at December 29, 2001, had a carrying value and fair value of $2.3 billion. The fair value is based on interest rates that are currently available to us for issuance of debt with similar terms and remaining maturities.

NOTE 10 -- PENSION AND POSTRETIREMENT BENEFIT PLANS

     PENSION BENEFITS

     Our U.S. employees participate in noncontributory defined benefit pension plans, which cover substantially all full-time salaried employees, as well as most hourly employees. Benefits generally are based on years of service and compensation, or stated amounts for each year of service. All of our qualified plans are funded and contributions are made in amounts not less than minimum statutory funding requirements and not more than the maximum amount that can be deducted for U.S. income tax purposes. Our net pension expense for the defined benefit plans for our operations outside the U.S. was not significant.

     Our U.S. employees are also eligible to participate in our 401(k) savings plans, which are voluntary defined contribution plans. We make matching contributions to the 401(k) savings plans on behalf of participants eligible to receive such contributions. If a participant has one or more but less than 10 years of eligible service, our match will equal $0.50 for each dollar the participant elects to defer up to 4% of the participant's pay. If the participant has 10 or more years of eligible service, our match will equal $1.00 for each dollar the participant elects to defer up to 4% of the participant's pay.

                                                                                                PENSION
                                                                                 --------------------------------------
     Components of pension expense:                                              2002             2001             2000
                                                                                 ----             ----             ----
     Service cost ................................................               $ 28             $ 25             $ 24
     Interest cost ...............................................                 56               50               49
     Expected return on plan assets ..............................                (66)             (57)             (53)
     Amortization of prior service amendments ....................                  6                4                5
     Special termination benefits ................................                  1               --               --
                                                                                 ----             ----             ----
     Net pension expense for the defined benefit plans ...........               $ 25             $ 22             $ 25
                                                                                 ----             ----             ----

     Cost of defined contribution plans ..........................               $ 18             $ 17             $ 15
                                                                                 ----             ----             ----

     Total net pension expense recognized in the Consolidated
     Statements of Operations ....................................               $ 43             $ 39             $ 40
                                                                                 ====             ====             ====

      POSTRETIREMENT BENEFITS

     Our postretirement plans provide medical and life insurance benefits principally to U.S. retirees and their dependents. Employees are eligible for benefits if they meet age and service requirements and qualify for retirement benefits. The plans are not funded and since 1993 have included retiree cost sharing.

                                                                                            POSTRETIREMENT
                                                                                 --------------------------------------
     Components of postretirement benefits expense: .............                2002             2001             2000
                                                                                 ----             ----             ----
     Service cost ...............................................                $  3             $  3             $  3
     Interest cost ..............................................                  17               16               14
     Amortization of net loss ...................................                   2                1                1
     Amortization of prior service amendments ...................                  (6)              (6)              (6)
                                                                                 ----             ----             ----
     Net postretirement benefits expense recognized in the
     Consolidated Statements of Operations ......................                $ 16             $ 14             $ 12
                                                                                 ====             ====             ====

     CHANGES IN THE BENEFIT OBLIGATION

                                                         PENSION                                    POSTRETIREMENT
                                             -------------------------------               -------------------------------
                                               2002                   2001                   2002                   2001
                                             --------               --------               --------               --------
Obligation at beginning of year              $    760               $    664               $    228               $    212
Service cost .........................             28                     25                      3                      3
Interest cost ........................             56                     50                     17                     16
Plan amendments ......................             22                     10                     --                     --
Actuarial loss .......................            127                     48                     55                     14
Benefit payments .....................            (41)                   (37)                   (17)                   (17)
Special termination benefits .........              1                     --                     --                     --
                                             --------               --------               --------               --------
Obligation at end of year ............       $    953               $    760               $    286               $    228
                                             ========               ========               ========               ========

      CHANGES IN THE FAIR VALUE OF ASSETS

                                                         PENSION                                    POSTRETIREMENT
                                             ------------------------------                ------------------------------
                                               2002                   2001                   2002                   2001
                                             -------                -------                -------                -------
Fair value at beginning of year              $   578                $   665                $    --                $    --
Actual return on plan assets .........           (61)                  (120)                    --                     --
Asset transfers ......................            11                     --                     --                     --
Employer contributions ...............            51                     70                     17                     17
Benefit payments .....................           (41)                   (37)                   (17)                   (17)
                                             -------                -------                -------                -------
Fair value at end of year ............       $   538                $   578                $    --                $    --
                                             =======                =======                =======                =======

     SELECTED INFORMATION FOR THE PLANS WITH ACCUMULATED BENEFIT OBLIGATIONS IN EXCESS OF PLAN ASSETS

                                                                   PENSION                          POSTRETIREMENT
                                                           ------------------------            ------------------------
                                                            2002              2001              2002              2001
                                                           ------            ------            ------            ------
Projected benefit obligation ..................            $  953            $  760            $  286            $  228
Accumulated benefit obligation ................               843               690               286               228
Fair value of plan assets * ...................               663               604                --                --

*Includes fourth quarter employer contributions.

        FUNDED STATUS RECOGNIZED ON THE CONSOLIDATED BALANCE SHEETS

                                                             PENSION                                  POSTRETIREMENT
                                                   -----------------------------               -----------------------------
                                                    2002                  2001                  2002                  2001
                                                   -------               -------               -------               -------
Funded status at end of year ........              $  (415)              $  (182)              $  (286)              $  (228)
Unrecognized prior service cost .....                   41                    36                    (9)                  (16)
Unrecognized loss ...................                  407                   153                   110                    57
Unrecognized transition asset .......                   --                    (1)                   --                    --
Fourth quarter employer contributions                  125                    26                     6                     5
                                                   -------               -------               -------               -------
Net amounts recognized ..............              $   158               $    32               $  (179)              $  (182)
                                                   =======               =======               =======               =======

        NET AMOUNTS RECOGNIZED IN THE CONSOLIDATED BALANCE SHEETS

                                                         PENSION                                    POSTRETIREMENT
                                             -------------------------------               -------------------------------
                                               2002                   2001                   2002                   2001
                                             --------               --------               --------               --------
Other liabilities ..................         $  (196)               $  (101)               $  (179)               $  (182)
Intangible assets ..................              42                     37                     --                     --
Accumulated other comprehensive loss             312                     96                     --                     --
                                             -------                -------                -------                -------
Net amounts recognized .............         $   158                $    32                $  (179)               $  (182)
                                             =======                =======                =======                =======

     At December 28, 2002, and December 29, 2001, the accumulated benefit obligation of certain PBG pension plans exceeded the fair market value of the plan assets resulting in the recognition of the unfunded liability as a minimum balance sheet liability. As a result of this additional liability, our intangible asset increased by $5 million to $42 million in 2002, which equals the amount of unrecognized prior service cost in our plans. The remainder of the liability that exceeded the unrecognized prior service cost was recognized as an increase to accumulated other comprehensive loss of $216 million and $96 million in 2002 and 2001, respectively.

     ASSUMPTIONS

The weighted-average assumptions used to compute the above information are set forth below:

                                                                                   PENSION
                                                              -------------------------------------------------
                                                              2002                   2001                   2000
                                                              ---                    ---                    ---
Discount rate for benefit obligation                         6.8%                   7.5%                   7.8%
Expected return on plan assets (1) ..............            9.5%                   9.5%                   9.5%
Rate of compensation increase ...................            4.3%                   4.3%                   4.6%

     (1) Expected return on plan assets is presented after administration expenses.


                                                                                POSTRETIREMENT
                                                              -------------------------------------------------
                                                              2002                   2001                   2000
                                                              ---                    ---                    ---
Discount rate for benefit obligation.....................     6.8%                   7.5%                   7.8%

     We evaluate these assumptions with our actuarial advisors on an annual basis and we believe they are within accepted industry ranges, although an increase or decrease in the assumptions or economic events outside our control could have a direct impact on reported net earnings.

     FUNDING AND PLAN ASSETS

     The pension plan assets are principally invested in stocks and bonds. None of the assets are invested directly into PBG, PepsiCo or any bottling affiliates of PepsiCo, although it is possible that insignificant indirect investments exist through our broad market indices. Our contributions are made in accordance with applicable tax regulations that provide for current tax deductions for our contributions and for taxation to the employee of plan benefits when the benefits are received. We do not fund our pension plan and postretirement plans when our contributions would not be deductible and when benefits would be taxable to the employee before receipt. Of the total pension liabilities at year end 2002, $52 million relates to plans not funded due to these unfavorable tax consequences.

     HEALTH CARE COST TREND RATES

     We have assumed an average increase of 12.0% in 2003 in the cost of postretirement medical benefits for employees who retired before cost sharing was introduced. This average increase is then projected to decline gradually to 5.0% in 2013 and thereafter.

     Assumed health care cost trend rates have an impact on the amounts reported for postretirement medical plans. A one-percentage point change in assumed health care costs would have the following effects:

                                                                                            1%                 1%
                                                                                         INCREASE           DECREASE
                                                                                         --------           --------
Effect on total fiscal year 2002 service and interest cost components ...............     $  --              $  --
Effect on the fiscal year 2002 accumulated postretirement benefit obligation.........     $  10              $  (8)

NOTE 11 -- EMPLOYEE STOCK OPTION PLANS

     Under PBG's long-term incentive plan, PBG stock options are issued to our middle and senior management employees and vary according to salary and level. Except as noted below, options granted in 2002, 2001 and 2000 had exercise prices ranging from $23.25 per share to $29.25 per share, $18.88 per share to $22.50 per share, and $9.38 per share to $15.88 per share, respectively, expire in 10 years and generally become exercisable 25% after one year, an additional 25% after two years, and the remainder after three years.

     In 2001, two additional option grants were made to certain senior management employees. One grant had an exercise price of $19.50 per share, expires in 10 years and became exercisable on the grant date. The other grant had an exercise price of $22.50 per share, expires in 10 years and becomes exercisable in 5 years.

     The following table summarizes option activity during 2002:



                                                                                               WEIGHTED-AVERAGE
                                                                                                   EXERCISE
Options in millions                                                         OPTIONS                  PRICE
                                                                            --------               --------
Outstanding at beginning of year .............................                  39.7               $  13.20
   Granted ...................................................                   6.4                  25.32
   Exercised .................................................                  (8.1)                 11.63
   Forfeited .................................................                  (0.6)                 16.89
                                                                            --------               --------
Outstanding at end of year ...................................                  37.4               $  15.53
                                                                            ========               ========
Exercisable at end of year ...................................                  19.9               $  12.59
                                                                            ========               ========
Weighted-average fair value of options granted during the year                                     $  10.89
                                                                                                   ========

     The following table summarizes option activity during 2001:

                                                                                               WEIGHTED-AVERAGE
                                                                                                   EXERCISE
Options in millions                                                         OPTIONS                  PRICE
                                                                            --------               --------
Outstanding at beginning of year .............................                  33.2               $  10.75
   Granted ...................................................                  10.2                  20.47
   Exercised .................................................                  (1.8)                 10.84
   Forfeited .................................................                  (1.9)                 12.01
                                                                            --------               --------
Outstanding at end of year ...................................                  39.7               $  13.20
                                                                            ========               ========
Exercisable at end of year ...................................                   6.6               $  13.38
                                                                            ========               ========
Weighted-average fair value of options granted during the year                                     $   8.55
                                                                                                   ========

     The following table summarizes option activity during 2000:

                                                                                               WEIGHTED-AVERAGE
                                                                                                   EXERCISE
Options in millions                                                         OPTIONS                  PRICE
                                                                            --------               --------
Outstanding at beginning of year .............................                  22.4               $  11.49
   Granted ...................................................                  13.2                   9.57
   Exercised .................................................                  (0.2)                 10.53
   Forfeited .................................................                  (2.2)                 11.20
                                                                            --------               --------
Outstanding at end of year ...................................                  33.2               $  10.75
                                                                            ========               ========
Exercisable at end of year ...................................                   1.8               $  11.11
                                                                            ========               ========
Weighted-average fair value of options granted during the year                                     $   4.68
                                                                                                   ========

Stock options outstanding and exercisable at December 28, 2002:

                                          OPTIONS OUTSTANDING                          OPTIONS EXERCISABLE
                              -------------------------------------------           -------------------------
                                           WEIGHTED-AVERAGE
                                               REMAINING
Options in millions                                                                              WEIGHTED-AVERAGE
                                             CONTRACTUAL    WEIGHTED-AVERAGE                        EXERCISE
RANGE OF EXERCISE PRICE       OPTIONS        LIFE IN YEARS    EXERCISE PRICE        OPTIONS            PRICE
-----------------------       -------           -------           -------           -------           -------
$9.38-$11.49 ............         8.9              6.99           $  9.39               7.0           $ 10.38
$11.50-$15.88 ...........        13.2              6.06           $ 11.63               9.6           $ 11.61
$15.89-$22.50 ...........         9.1              8.00           $ 20.49               3.2           $ 20.04
$22.51-$29.25 ...........         6.2              9.00           $ 25.34               0.1           $ 25.16
                              -------           -------           -------           -------           -------
                                 37.4              7.24           $ 15.53              19.9           $ 12.59
                              =======           =======           =======           =======           =======

     The fair value of PBG stock options used to compute pro forma net income disclosures was estimated on the date of grant using the Black-Scholes option-pricing model based on the following weighted-average assumptions:

                                2002            2001             2000
                              -------         -------          -------
Risk-free interest rate.....      4.5%            4.6%             6.7%
Expected life ..............   6 years         6 years          7 years
Expected volatility ........       37%             35%              35%
Expected dividend yield.....     0.16%           0.20%            0.43%

NOTE 12 -- INCOME TAXES

     We are a limited liability company, taxable as a partnership for U.S. tax purposes and, as such, generally pay no U.S. federal or state income taxes. Our federal and state distributable share of income, deductions and credits are allocated to our owners based on their percentage of ownership. However, certain domestic and foreign affiliates pay income taxes in their respective jurisdictions. We had income tax expense of $49 million in 2002, an income tax benefit of $1 million in 2001 and income tax expense of $22 million in 2000. These amounts were comprised of current income tax expense of $12 million, $8 million and $27 million, and deferred income tax expense of $37 million in 2002 and deferred income tax benefit of $9 million and $5 million in 2001 and 2000, respectively.

     Our 2001 deferred income tax benefit includes a nonrecurring benefit of $25 million due to enacted tax rate changes in Canada during the year.

     Our reconciliation of income taxes calculated at the U.S. federal statutory rate to our provision for income taxes is set forth below:

                                                 2002       2001        2000
                                               --------   --------    --------
Income taxes computed at the U.S. federal
  statutory rate .............................     35.0%      35.0%       35.0%
Transfer of income to owners .................    (26.4)     (28.5)      (27.5)
State income tax, net of federal tax benefit .      0.6        0.4         0.9
Impact of foreign results ....................     (4.8)      (8.5)       (8.6)
Goodwill and other nondeductible expenses ....      0.8        2.7         3.7
Other, net ...................................      1.2        3.0         0.9
                                               --------   --------    --------
                                                    6.4        4.1         4.4
Rate change benefit ..........................       --       (4.3)         --
                                               --------   --------    --------
Total effective income tax rate ..............      6.4%      (0.2)%       4.4%
                                               ========   ========    ========

     The details of our 2002 and 2001 deferred tax liabilities (assets) are set forth below:

                                                         2002          2001
                                                       --------      --------
Intangible assets and property, plant and equipment    $    370      $    175
Other .............................................          30            36
                                                       --------      --------
Gross deferred tax liabilities ....................         400           211
                                                       --------      --------

Net operating loss carryforwards ..................        (142)         (121)
Various liabilities and other .....................         (63)          (49)
                                                       --------      --------
Gross deferred tax assets .........................        (205)         (170)
Deferred tax asset valuation allowance ............         147           122
                                                       --------      --------
Net deferred tax assets ...........................         (58)          (48)
                                                       --------      --------

Net deferred tax liability ........................    $    342      $    163
                                                       ========      ========

Included in:
Prepaid expenses and other current assets .........    $    (18)     $     (5)
Deferred income taxes .............................         360           168
                                                       --------      --------
                                                       $    342      $    163
                                                       ========      ========

     We have net operating loss carryforwards totaling $443 million at December 28, 2002, which are available to reduce future taxes in the U.S., Spain, Greece, Russia, Turkey and Mexico. Of these carryforwards, $14 million expire in 2003 and $429 million expire at various times between 2004 and 2022. We have established a full valuation allowance for the net operating loss carryforwards attributable to Spain, Greece, Russia, Turkey and Mexico based upon our projection that it is more likely than not that these losses will not be realized. In addition, at December 28, 2002, we have a tax credit carryforwards in the U.S. of $7 million with an indefinite carryforward period and in Mexico of $13 million, which expire at various times between 2006 and 2012.

     Our valuation allowances, which reduce deferred tax assets to an amount that will more likely than not be realized, have increased by $25 million and decreased by $26 million in 2002 and 2001, respectively. The increase in 2002 was mainly due to the purchase of bottling companies in Turkey and Mexico.

     Deferred taxes are not recognized for temporary differences related to investments in foreign subsidiaries that are essentially permanent in duration. Determination of the amount of unrecognized deferred taxes related to these investments is not practicable.

     Income taxes payable were $8 million at December 28, 2002 and income taxes receivable were $10 million at December 29, 2001. Such amounts are recorded within accounts payable and other current liabilities and prepaid expenses and other current assets in our Consolidated Balance Sheets, respectively. Amounts paid to taxing authorities for income taxes were $0, $11 million and $34 million in 2002, 2001 and 2000 respectively.

NOTE 13 -- GEOGRAPHIC DATA

     We operate in one industry, carbonated soft drinks and other ready-to-drink beverages. We conduct business in 41 states and the District of Columbia in the United States. Outside the U.S., we conduct business in Canada, Spain, Russia, Greece, Turkey and Mexico.

                                                         NET REVENUES
                                             -----------------------------------
                                              2002          2001           2000
                                             ------        ------         ------
       U.S .............................     $7,572        $7,197         $6,830
       Mexico ..........................        164            --             --
       Other countries .................      1,480         1,246          1,152
                                             ------        ------         ------
                                             $9,216        $8,443         $7,982
                                             ======        ======         ======

                                                      LONG-LIVED ASSETS
                                             -----------------------------------
                                               2002          2001           2000
                                             ------        ------         ------
       U.S .............................     $6,531        $6,232         $5,719
       Mexico ..........................      1,586            --             --
       Other countries .................      1,127           914            960
                                             ------        ------         ------
                                             $9,244        $7,146         $6,679
                                             ======        ======         ======

NOTE 14 -- RELATED PARTY TRANSACTIONS

     PepsiCo, Inc. ("PepsiCo") is considered a related party due to the nature of our franchisee relationship and its ownership interest in our company. Approximately 90% of our 2002 volume was derived from the sale of Pepsi-Cola beverages. In addition, at December 28, 2002, PepsiCo owned 6.8% of our equity.

     We have entered into a number of agreements with PepsiCo since PBG's initial public offering. Although we are not a direct party to these contracts, as the principal operating subsidiary of PBG, we derive direct benefit from them. Accordingly, set forth below are the most significant agreements that govern our relationship with PepsiCo:

     The most significant agreements that govern our relationship with PepsiCo consist of:

      (1) The master bottling agreement for cola beverages bearing the "Pepsi-Cola" and "Pepsi" trademark in the United States; master bottling agreements and distribution agreements for non-cola products in the United States, including Mountain Dew; and a master fountain syrup agreement in the United States;

      (2) Agreements similar to the master bottling agreement and the non-cola agreements for each country, including Canada, Spain, Russia, Greece, Turkey and Mexico, as well as a fountain syrup agreement similar to the master syrup agreement for Canada;

      (3) A shared services agreement whereby PepsiCo provides us or we provide PepsiCo with certain support, including information technology maintenance, procurement of raw materials, shared space, employee benefits, credit and collection, international tax and accounting services. The amounts paid or received under this contract are equal to the actual costs incurred by the company providing the service. Through 2001, a PepsiCo affiliate provided casualty insurance to us; and

      (4) Transition agreements that provide certain indemnities to the parties, and provide for the allocation of tax and other assets, liabilities, and obligations arising from periods prior to the initial public offering. Under our tax separation agreement, PepsiCo maintains full control and absolute discretion for any combined or consolidated tax filings for tax periods ended on or before the initial public offering. PepsiCo has contractually agreed to act in good faith with respect to all tax audit matters affecting us. In addition, PepsiCo has agreed to use its best efforts to settle all joint interests in any common audit issue on a basis consistent with prior practice.

     BOTTLER INCENTIVES AND OTHER ARRANGEMENTS - We share a business objective with PepsiCo of increasing the availability and consumption of Pepsi-Cola beverages. Accordingly, PepsiCo, at its discretion, provides us with various forms of bottler incentives to promote its beverages. These incentives cover a variety of initiatives, including direct marketplace support, capital equipment funding and advertising support. Based on the objective of the programs and initiatives, we record bottler incentives as an adjustment to net revenues or as a reduction of selling, delivery and administrative expenses. Direct marketplace support represents PepsiCo's funding to assist us in offering sales and promotional discounts to retailers and is recorded as an adjustment to net revenues. Capital equipment funding is designed to help offset the costs of purchasing and installing marketing equipment, such as vending machines and glass door coolers at customer locations and is recorded as a reduction of selling, delivery and administrative expenses. Advertising support represents the cost of media time, promotional materials, and other advertising and marketing costs that are funded by PepsiCo and is recorded as a reduction to advertising and marketing expenses within selling, delivery and administrative expenses. In addition, PepsiCo may share certain media costs with us due to our joint objective of promoting PepsiCo brands. There are no conditions or other requirements that could result in a repayment of the bottler incentives received. Bottler incentives received from PepsiCo, including media costs shared by PepsiCo, were $560 million, $554 million and $524 million for 2002, 2001 and 2000, respectively. Of these amounts, we recorded $257 million, $262 million and $244 million for 2002, 2001 and 2000, respectively, in net revenues, and the remainder as a reduction of selling, delivery and administrative expenses.

     PURCHASES OF CONCENTRATE AND FINISHED PRODUCT - We purchase concentrate from PepsiCo, which is the critical flavor ingredient used in the production of carbonated soft drinks and other ready-to-drink beverages. PepsiCo determines the price of concentrate annually at its discretion. We also pay a royalty fee to PepsiCo for the Aquafina trademark. Amounts paid or payable to PepsiCo and its affiliates for concentrate and royalty fees were $1,699 million, $1,584 million and $1,507 million in 2002, 2001 and 2000, respectively.

     We also produce or distribute other products and purchase finished goods and concentrate through various arrangements with PepsiCo or PepsiCo joint ventures. During 2002, 2001 and 2000, total amounts paid or payable to PepsiCo or PepsiCo joint ventures for these transactions were $464 million, $375 million and $155 million, respectively.

     We provide manufacturing services to PepsiCo and PepsiCo affiliates in connection with the production of certain finished beverage products. During 2002, 2001 and 2000, total amounts paid or payable by PepsiCo for these transactions were $10 million, $32 million and $36 million, respectively.

     FOUNTAIN SERVICE FEE - We manufacture and distribute fountain products and provide fountain equipment service to PepsiCo customers in some territories in accordance with the Pepsi beverage agreements. Amounts received from PepsiCo for these transactions are offset by the cost to provide these services and are reflected in our Consolidated Statements of Operations in selling, delivery and administrative expenses. Net amounts paid or payable by PepsiCo to us for these services were approximately $200 million, $185 million and $189 million, in 2002, 2001 and 2000, respectively.

     OTHER TRANSACTIONS - Prior to 2002, Hillbrook Insurance Company, Inc., a subsidiary of PepsiCo, provided insurance and risk management services to us pursuant to a contractual agreement. Total premiums paid to Hillbrook Insurance Company, Inc. during 2001 and 2000 were $58 million and $62 million, respectively.

     We provide PepsiCo and PepsiCo affiliates or PepsiCo provides us various services pursuant to a shared services agreement and other arrangements, including information technology maintenance, procurement of raw materials, shared space, employee benefits, credit and collection, international tax and accounting services. Total net expenses incurred were approximately $57 million, $133 million and $117 million during 2002, 2001 and 2000, respectively.

     We purchase snack food products from Frito-Lay, Inc., a subsidiary of PepsiCo, for sale and distribution in all of Russia except Moscow. Amounts paid or payable to PepsiCo and its affiliates for snack food products were $44 million, $27 million and $24 million in 2002, 2001 and 2000, respectively.

     The Consolidated Statements of Operations include the following income (expense) amounts as a result of transactions with PepsiCo and its affiliates:

                                                                       2002            2001            2000
                                                                      -------         -------         -------
     Net revenues:
        Bottler incentives ...................................        $   257         $   262         $   244
                                                                      =======         =======         =======

      Cost of sales:
        Purchases of concentrate and finished products,
            and Aquafina royalty fees ........................        $(2,163)        $(1,959)        $(1,662)
        Manufacturing and distribution service reimbursements              10              32              36
                                                                      -------         -------         -------
                                                                      $(2,153)        $(1,927)        $(1,626)
                                                                      =======         =======         =======

      Selling, delivery and administrative expenses:

        Bottler incentives ...................................        $   303         $   292         $   280
        Fountain service fee .................................            200             185             189
        Frito-Lay purchases ..................................            (44)            (27)            (24)
        Insurance costs ......................................             --             (58)            (62)
        Shared services ......................................            (57)           (133)           (117)
                                                                      -------         -------         -------
                                                                      $   402         $   259         $   266
                                                                      =======         =======         =======

     We are not required to pay any minimum fees to PepsiCo, nor are we obligated to PepsiCo under any minimum purchase requirements.

     As part of our acquisition in Turkey (see Note 16), we paid PepsiCo $8 million for its share of Fruko Mesrubat Sanayii A.S. and related entities. In addition, we sold certain brands to PepsiCo from the net assets acquired for $16 million.

     As part of our acquisition of Gemex in Mexico (see Note 16), PepsiCo received $297 million for the tender of its shares for its 34.4% ownership in the outstanding capital stock of Gemex. In addition, PepsiCo made a payment to us for $17 million, to facilitate the purchase and ensure a smooth ownership transition of Gemex.

     We paid PepsiCo $10 million and $9 million during 2002 and 2001, respectively, for distribution rights relating to the SoBe brand in certain PBG-owned territories in the U.S. and Canada.

     The $1.3 billion of 5 5/8% senior notes and the $1.0 billion of 5 3/8% senior notes issued on February 9, 1999, by us are guaranteed by PepsiCo. In addition, the $1.0 billion of 4 5/8% senior notes issued on November 15, 2002, also by us, will be guaranteed by PepsiCo in accordance with the terms set forth in the related indenture.

     Amounts payable to PepsiCo and its affiliates were $26 million and $17 million at December 28, 2002, and December 29, 2001, respectively. Such amounts are recorded within accounts payable and other current liabilities in our Consolidated Balance Sheets.

     PBG is considered a related party, as we are the principal operating subsidiary of PBG and we make up substantially of all of the operations and assets of PBG. At December 28, 2002, PBG owned approximately 93.2% of our equity.

     Beginning in 2002, PBG provides insurance and risk management services to us pursuant to a contractual agreement. Total premiums paid to PBG during 2002 was $86 million.

     We have loaned PBG $117 million and $310 million during 2002 and 2001, respectively, net of repayments. During 2002 these loans were made through a series of 1-year notes, with interest rates ranging from 1.9% to 2.5%. Total intercompany loans owed to us from PBG at December 28, 2002 and December 29, 2001, was $954 million and $837 million, respectively. The proceeds were used by PBG to pay for interest, taxes, dividends, share repurchases and acquisitions. Accrued interest receivable from PBG on these notes totaled $22 million and $44 million at December 28, 2002 and December 29, 2001, respectively, and is included in prepaid expenses and other current assets in our Consolidated Balance Sheets.

     Total interest income recognized in our Consolidated Statements of Operations relating to outstanding loans with PBG was $24 million, $44 million and $36 million, in 2002, 2001 and 2000, respectively.

     On March 8, 1999, PBG issued $1 billion of 7% senior notes due 2029, which are guaranteed by us.

     PBG has a $500 million commercial paper program that is supported by two $250 million credit facilities, which is guaranteed by us. One of the credit facilities expires in May 2003 and the other credit facility expires in April 2004. There were no borrowings outstanding under these credit facilities at December 28, 2002, or December 29, 2001.

     We also guarantee that to the extent there is available cash, we will distribute pro rata to PBG and PepsiCo sufficient cash such that aggregate cash distributed to PBG will enable PBG to pay its taxes and make interest payments on the $1 billion 7% senior notes due 2029. During 2002 and 2001, we made cash distributions to our owners totaling $156 million and $223 million, respectively. Any amounts in excess of taxes and interest payments were used by PBG to repay loans to us.

NOTE 15 -- CONTINGENCIES

     We are involved in a lawsuit with current and former employees concerning wage and hour issues in New Jersey. We believe that the ultimate resolution to this matter will not have a material adverse effect on our results of operations, financial condition or liquidity. Subsequent to year end we have resolved this matter, see Note 18.

     We are subject to various claims and contingencies related to lawsuits, taxes, environmental and other matters arising out of the normal course of business. We believe that the ultimate liability arising from such claims or contingencies, if any, in excess of amounts already recognized is not likely to have a material adverse effect on our results of operations, financial condition or liquidity.

NOTE 16 -- ACQUISITIONS

     During 2002, we acquired the operations and exclusive right to manufacture, sell and distribute Pepsi-Cola beverages from several PepsiCo franchise bottlers. The following acquisitions occurred for an aggregate amount of $921 million in cash and $369 million of assumed debt:

     -    Fruko Mesrubat Sanayii A.S. and related entities of Turkey in March.

     - Pepsi-Cola Bottling Company of Aroostook, Inc., of Presque Isle, Maine in June.

     - Seaman's Beverages Limited of the Canadian province of Prince Edward Island in July.

     -    Pepsi-Gemex, S.A. de. C.V of Mexico in November.

     -    Kitchener Beverages Limited of Ontario, Canada in December.

     Also in 2002, PBG acquired the Pepsi-Cola bottling operations along with the exclusive right to manufacture, sell and distribute Pepsi-Cola beverages from Pepsi-Cola Bottling Company of Macon, Inc. in Georgia ("Macon"). In connection with the acquisition, PBG contributed the business and certain net assets of Macon totaling $24 million to Bottling LLC.

     The largest of our acquisitions was Gemex, where we acquired all of their outstanding capital stock. Our total cost for the purchase of Gemex was a net cash payment of $871 million and assumed debt of approximately $305 million. Gemex produces, sells and distributes a variety of soft drink products under the Pepsi-Cola, Pepsi Light, Pepsi Max, Pepsi Limon, Mirinda, 7 UP, Diet 7 UP, KAS, Mountain Dew, Power Punch and Manzanita Sol trademarks under exclusive franchise and bottling arrangements with PepsiCo and certain affiliates of PepsiCo. Gemex owns, produces, sells and distributes purified and mineral water in Mexico under the trademarks Electropura and Garci Crespo and has rights to produce, sell and distribute soft drink products of other companies in Mexico.

     Our U.S. and Canadian acquisitions were made to enable us to provide better service to our large retail customers. We expect these acquisitions to reduce costs through economies of scale. The Mexican and Turkish acquisitions were made to allow us to increase our markets outside the United States.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed in connection with our acquisitions and the asset contribution of Macon from PBG, net of cash acquired:

                                                         USEFUL
                                                          LIFE
ASSETS                                                   (YEARS)          GEMEX           OTHER            TOTAL
                                                         -------         --------        --------        --------
  Current assets .....................................                   $    101        $     33        $    134
  Fixed assets .......................................     5-33               505              85             590
  Intangible assets:
   Non-compete agreements subject to amortization ....     3-5                 --               4               4
   Franchise rights subject to amortization ..........      5                  --               8               8
   Franchise rights not subject to amortization ......                        808              35             843
   Goodwill (non-tax deductible) .....................                        126              20             146
  Other assets .......................................                         15               2              17
                                                                         --------        --------        --------
           TOTAL ASSETS ..............................                   $  1,555        $    187        $  1,742
                                                                         --------        --------        --------
LIABILITIES
  Accounts payable and other current liabilities .....                        141              42             183
  Short-term borrowings ..............................                          5              50              55
  Long-term debt .....................................                        300              14             314
  Other liabilities ..................................                        238              14             252
                                                                         --------        --------        --------
           TOTAL LIABILITIES .........................                   $    684        $    120        $    804
                                                                         --------        --------        --------

NET ASSETS ACQUIRED ..................................                   $    871        $     67        $    938
                                                                         ========        ========        ========

     In addition to the net assets acquired above, we also incurred non-capitalizable costs associated with the acquisition of Gemex. As discussed in Note 9, we entered into option contracts to mitigate certain foreign currency risks in anticipation of our acquisition. These options expired unexercised and the cash flow of $7 million associated with these options included in acquisitions of bottlers in the Consolidated Statements of Cash Flows.

     The allocation of the purchase price for Gemex is preliminary, pending final valuations on certain assets. The final allocations of the purchase price will be determined based on the fair value of assets acquired and liabilities assumed as of the date of acquisition.

     Non-compete agreements and franchise rights that are subject to amortization acquired during 2002 have a weighted-average amortization period of three and five years, respectively.

      The following unaudited pro forma operating information summarizes our consolidated results of operations as if the Gemex acquisition had occurred on the first day of fiscal year 2001.

                                               2002              2001
                                              -------          -------
      Net revenues .................          $10,297          $ 9,617
      Income before income taxes ...          $   813          $   615
      Net income ...................          $   755          $   608

     The operating results of each of our acquisitions are included in the accompanying consolidated financial statements from its respective date of purchase.

     During 2001, PBG acquired the Pepsi-Cola bottling operations along with the exclusive right to manufacture, sell and distribute Pepsi-Cola beverages from Pepsi-Cola Bottling of Northern California. In connection with the acquisition, PBG contributed certain net assets acquired totaling $74 million to Bottling LLC. Also during 2001, we acquired the operations and exclusive right to manufacture, sell and distribute Pepsi-Cola beverages from Pepsi-Cola Elmira Bottling Co. Inc. for $46 million in cash and assumed debt. These acquisitions were made to enable us to provide better service to our large retail customers as well as reduce costs through economies of scale.

NOTE 17 - ACCUMULATED OTHER COMPREHENSIVE LOSS

     The balances related to each component of accumulated other comprehensive loss were as follows:

                                                           2002                2001                 2000
                                                          -------             -------             -------
      Currency translation adjustment ........            $  (276)            $  (301)            $  (253)
      Cash flow hedge adjustment .............                 (8)                (19)                 --
      Minimum pension liability adjustment ...               (312)                (96)                 --
                                                          -------             -------             -------


      Accumulated other comprehensive loss ...            $  (596)            $  (416)            $  (253)
                                                          =======             =======             =======

NOTE 18 -- SUBSEQUENT EVENTS (UNAUDITED)

     During the first quarter of 2003, we acquired a Pepsi-Cola bottler based in Buffalo, New York, for a purchase price of approximately $75 million.

     In the first quarter of 2003, we settled a lawsuit with the New Jersey State Department of Labor and with current and former employees concerning overtime wage issues. The amount of this settlement was approximately $28 million, which was fully provided for in our litigation reserves as of December 28, 2002 in our Consolidated Balance Sheets.

NOTE 19 -- SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

                                           FIRST       SECOND         THIRD         FOURTH
2002                                      QUARTER      QUARTER       QUARTER       QUARTER      FULL YEAR
                                          -------      -------       -------       -------      ---------
Net revenues ......................        $1,772        $2,209        $2,455         $2,780       $9,216
Gross profit ......................           830         1,024         1,118          1,243        4,215
Operating income ..................           135           272           338            152          897
Net income ........................           107           240           287            100          734

                                            FIRST       SECOND         THIRD         FOURTH
 2001                                      QUARTER      QUARTER       QUARTER       QUARTER      FULL YEAR
                                           -------      -------       -------       -------      ---------
  Net revenues ....................         $1,647        $2,060        $2,274         $2,462       $8,443
  Gross profit ....................            765           952         1,052          1,094        3,863
  Operating income ................             90           218           285             85          678
  Net income (1) ..................             67           201           260             59          587

(1) During 2001, the Canadian Government passed laws reducing federal and certain provincial corporate income tax rates. These rate changes resulted in one-time gains of $16 million and $9 million in the second and third quarters of 2001, respectively.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

To Our Owners:

     We are responsible for the preparation, integrity and fair presentation of the Consolidated Financial Statements, related notes and other information included in this annual report. The Consolidated Financial Statements were prepared in accordance with accounting principles generally accepted in the United States of America and include certain amounts based upon our estimates and assumptions, as required. Other financial information presented in the annual report is derived from the Consolidated Financial Statements.

     We maintain a system of internal control over financial reporting, designed to provide reasonable assurance as to the reliability of the Consolidated Financial Statements, as well as to safeguard assets from unauthorized use or disposition. The system is supported by formal policies and procedures, including an active Code of Conduct program intended to ensure employees adhere to the highest standards of personal and professional integrity. Our internal audit function monitors and reports on the adequacy of and compliance with the internal control system, and appropriate actions are taken to address significant control deficiencies and other opportunities for improving the system as they are identified.

     The Consolidated Financial Statements have been audited and reported on by our independent auditors, KPMG LLP, who were given free access to all financial records and related data, including minutes of the meetings of the Board of Directors and Committees of the Board. We believe that management representations made to the independent auditors were valid and appropriate.

     The Audit Committee of the Board of Directors, which is composed solely of outside directors, provides oversight to our financial reporting process and our controls to safeguard assets through periodic meetings with our independent auditors, internal auditors and management. Both our independent auditors and internal auditors have free access to the Audit Committee.

     Although no cost-effective internal control system will preclude all errors and irregularities, we believe our controls as of December 28, 2002 provide reasonable assurance that our assets are safeguarded.

Alfred H. Drewes                            Andrea L. Forster

Principal Financial Officer                 Principal Accounting Officer

                          Independent Auditors' Report

The Owners of
Bottling Group, LLC:

We have audited the accompanying consolidated balance sheets of Bottling Group, LLC as of December 28, 2002 and December 29, 2001, and the related consolidated statements of operations, cash flows and changes in owners' equity for each of the fiscal years in the three-year period ended December 28, 2002. These consolidated financial statements are the responsibility of management of Bottling Group, LLC. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bottling Group, LLC as of December 28, 2002 and December 29, 2001, and the results of its operations and its cash flows for each of the fiscal years in the three-year period ended December 28, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, the Company adopted FASB 142, "Goodwill and Other Intangible Assets," as of December 30, 2001.

/s/ KPMG LLP



New York, New York

January 28, 2003

SELECTED FINANCIAL AND OPERATING DATA

in millions

      FISCAL YEARS ENDED                                           2002         2001        2000(1)          1999         1998
                                                                 --------     --------     --------        --------     --------
      STATEMENT OF OPERATIONS DATA:
         Net revenues .......................................    $  9,216     $  8,443     $  7,982        $  7,505     $  7,041
         Cost of sales ......................................       5,001        4,580        4,405           4,296        4,181
                                                                 --------     --------     --------        --------     --------
         Gross profit .......................................       4,215        3,863        3,577           3,209        2,860
         Selling, delivery and administrative expenses ......       3,318        3,185        2,986           2,813        2,583
         Unusual impairment and other charges and credits (2)          --           --           --             (16)         222
                                                                 --------     --------     --------        --------     --------
         Operating income ...................................         897          678          591             412           55
         Interest expense, net ..............................          98           78           89             129          157
         Other non-operating expenses, net ..................           7           --            1               1           26
         Minority interest ..................................           9           14            8               5            4
                                                                 --------     --------     --------        --------     --------
         Income (loss) before income taxes ..................         783          586          493             277         (132)
         Income tax (benefit) expense (3) ...................          49           (1)          22               4           (1)
                                                                 --------     --------     --------        --------     --------
         Net income (loss) ..................................    $    734     $    587     $    471        $    273     $   (131)
                                                                 ========     ========     ========        ========     ========

      BALANCE SHEET DATA (AT PERIOD END):
         Total assets .......................................    $ 10,907     $  8,677     $  8,228        $  7,799     $  7,227
         Long-term debt:
            Allocation of PepsiCo long-term debt ............          --           --           --              --        2,300
            Due to third parties ............................       3,535        2,299        2,286           2,284           61
                                                                 --------     --------     --------        --------     --------
              Total long-term debt ..........................    $  3,535     $  2,299     $  2,286        $  2,284     $  2,361
         Minority interest ..................................    $     --     $    154     $    147        $    141     $    112
         Accumulated other comprehensive loss ...............    $   (596)    $   (416)    $   (253)       $   (222)    $   (238)
         Owners' equity .....................................    $  5,186     $  4,596     $  4,321        $  3,928     $  3,283

(1) Our fiscal year 2000 results were impacted by the inclusion of an extra week in our fiscal year. The extra week increased net income by $12 million.

(2) Unusual impairment and other charges and credits comprises of the following:

-    $45 million non-cash compensation charge in the second quarter of 1999.

-    $53 million vacation accrual reversal in the fourth quarter of 1999.

-    $8 million restructuring reserve reversal in the fourth quarter of 1999.

- $222 million charge related to the restructuring of our Russian bottling operations and the separation of Pepsi-Cola North America's concentrate and bottling organizations in the fourth quarter of 1998.

(3)  Fiscal Year 2001 includes Canada tax law change benefits of $25 million.


                                       47